

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 11, 2009

Mr. W. H. Wells
Chief Financial Officer
Rowan Companies Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, TX 77056

> **Re:** **Rowan Companies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy**
> **Filed March 23, 2009**
> **File No. 1-05491**

Dear Mr. Wells:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director